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                                 CIT GROUP INC.
                                 --------------

                           CERTIFICATE OF DESIGNATIONS
 Pursuant to Section 151 of the General Corporation Law of the State of Delaware

                    NON-CUMULATIVE PREFERRED STOCK, SERIES B
                           (par value $0.01 per share)

--------------------------------------------------------------------------------

      CIT GROUP INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that (i) pursuant to resolutions duly adopted by the board of directors of the Corporation (the "Board of Directors"), pursuant to authority conferred upon the Board of Directors by the provisions of the Certificate of Incorporation of Corporation, as amended, which authorize the issuance of up to 100,000,000 shares of preferred stock, par value $0.01 per share, and (ii) pursuant to authority conferred upon the Preferred Stock Committee of the Board of Directors (the "Preferred Stock Committee") in accordance with Section 141(c) of the General Corporation Law of the State of Delaware, by Article III (Section 3.10) of the By-Laws of the Corporation and by the resolutions of the Board of Directors at a meeting of the Board of Directors duly held on July 19, 2005, the following resolutions were duly adopted by the Preferred Stock Committee on July 26, 2005:

      "RESOLVED, that the issue of a series of preferred stock, par value $0.01 per share, of the Corporation is hereby authorized and the designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, in addition to those set forth in the Certificate of Incorporation of the Corporation, as amended, are hereby fixed as follows:

                    NON-CUMULATIVE PREFERRED STOCK, SERIES B
                    ----------------------------------------

      SECTION 1. DESIGNATION. The shares of such series shall be designated as "Non-Cumulative Preferred Stock, Series B" (the "Series B Preferred Stock").

      SECTION 2. NUMBER OF SHARES. The authorized number of shares of Series B Preferred Stock shall be 1,500,000 shares. Shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Series B Preferred Stock.

      SECTION 3. DEFINITIONS. As used herein with respect to Series B Preferred Stock, unless otherwise defined herein:

      (a) "3-month LIBOR" means, with respect to any Dividend Period, the annual offered rate for the 3-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on the MoneyLine Telerate Page 3750 as of 11:00 a.m., London time, on the second London Business Day immediately preceding the first day of such Dividend Period. If such rate does not appear on MoneyLine Telerate page 3750, 3-month LIBOR will be determined on the basis of the rates, at approximately 11:00 a.m., London time, on the second London





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             Business Day immediately preceding the first day of such Dividend
             Period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent: 3-month deposits in U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR on the second London Business Day immediately preceding the first day of such dividend period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, 3-month LIBOR on the second London Business Day immediately preceding the first day of such Dividend Period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 a.m., New York City time, on the second London Business Day immediately preceding the first day of such Dividend Period, by three major banks in New York City selected by the Calculation Agent: 3-month loans of U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, 3-month LIBOR for the new Dividend Period will be 3-month LIBOR in effect for the prior Dividend Period.

      (b) "10-year Treasury CMT" means the rate determined in accordance with the following provisions:

             (i) With respect to any Dividend Determination Date and the Dividend Period that begins immediately thereafter, the 10-year Treasury CMT means the rate displayed on the Bloomberg interest rate page (currently found on page "H15T10Y Index", and when calculating the 30-year Treasury CMT, the sum of the rate displayed on the Bloomberg interest rate page currently found on page "H15T20Y Index" and the extrapolation factor found on page "H15TFACT") most nearly corresponding to Telerate Page 7051 containing the caption "Federal Reserve U.S. H.15 T Note Treasury Constant Maturity," and the column for the Designated CMT Maturity Index.

             (ii)   If such rate is no longer displayed on the page described in
             (i) above, or is not so displayed by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as is published in H.15(519).

             (iii)  If such rate is no longer displayed on the page described in
             (ii) above, or if not published by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be such constant maturity treasury rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the applicable Dividend Determination Date with respect to such dividend reset date as may then be published by either the Board of Governors of the Federal Reserve System or the United States





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             Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Bloomberg interest rate page most nearly corresponding to the Telerate Page 7051 and published in H.15(519).

             (iv) If such information described in (iii) above is not provided by 3:00 p.m., New York City time, on the applicable Dividend Determination Date, then the 10-year Treasury CMT for such Dividend Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on such Dividend Determination Date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York (each, a "Reference Dealer") selected by the Calculation Agent (from five such reference dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct non-callable fixed rate obligations of the United States ("Treasury Debentures") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year.

             (v) If the Calculation Agent is unable to obtain three such Treasury Debentures quotations as described in (iv) above, then the 10-year Treasury CMT for the applicable Dividend Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on the applicable Dividend Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Debentures with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million.

             (vi) If three or four (and not five) of such Reference Dealers are quoting as set forth in (iv) and (v) above, then the 10-year Treasury CMT will be based on the arithmetic mean of the offered rates obtained and neither the highest nor lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as set forth above, then the 10-year Treasury CMT with respect to the applicable Dividend Determination Date will remain the 10-year Treasury CMT for the immediately preceding Dividend Period. If two Treasury Debentures with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, then the quotes for the Treasury Debentures with the shorter remaining term to maturity will be used.





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      (c)    "30-year Treasury CMT" has the meaning specified under the definition of 10-year Treasury CMT set forth in Section 3(b) above, except that (i) each reference to "10-year" in the definition of the "10-year Treasury CMT" will be "30-year" for the purposes of the "30-year Treasury CMT" and (ii) the Designated CMT Maturity Index for the 30-year Treasury CMT shall be 30 years.

      (d)    "Applicable Rate" has the meaning specified in 4(c)(ii).

      (e)    "Average Four Quarters Fixed Charge Ratio" means, as of any Quarter
             End: (i) the sum, for each of the prior four Quarter Ends inclusive of such Quarter End, of the quotient of (x) Adjusted Earnings Before Interest and Taxes and (y) Fixed Charges divided by (ii) 4. For purposes of this definition:

                 i. Adjusted Earnings Before Interest and Taxes means earnings, as of any Quarter End, excluding (i) income taxes, (ii) interest expense, (iii) extraordinary items,
                      (iv) goodwill impairment and (v) amounts related to discontinued operations.

                ii. Fixed Charges means, as of any Quarter End, the sum of (i) interest expense and (ii) preferred dividends.

      (f) "Benchmark Rates" means 3-month LIBOR on a related LIBOR determination date, the 10-year Treasury CMT and the 30-year Treasury CMT.

      (g)    "Bloomberg" means Bloomberg Financial Markets Commodities News.

      (h) "By-Laws" means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

      (i)    "Business Day" means a day other than (i) a Saturday or Sunday;
             (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed; or (iii) a day on which the Corporation's principal executive office is closed for business.

      (j) "Calculation Agent" means The Bank of New York, or any other firm appointed by the Corporation, acting as Calculation Agent.

      (k) "Certificate of Designations" means the Certificate of Designations relating to the Series B Preferred Stock, as it may be amended from time to time.

      (l) "Certification of Incorporation" shall mean the certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include the Certificate of Designations.

      (m)    "Commission" means the Securities and Exchange Commission.

      (n) "Common Stock" means the common stock, par value $0.01 per share, of the Corporation.





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      (o)    "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (10 years) with respect to which the 10-year Treasury CMT will be calculated.

      (p) "Dividend Determination Date" means the second Business Day immediately preceding the first day of the relevant Dividend Period.

      (q)    "Dividend Payment Date" has the meaning specified in Section
             4(a)(i).

      (r)    "Dividend Period" has the meaning specified in Section 4(a)(iii).

      (s)    "Dividend Record Date" has the meaning specified in Section
             4(a)(ii).

      (t)    "DTC" has the meaning specified in Section 5(b).

      (u) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      (v)    "Fixed Rate Period" has the meaning specified in Section 4(a)

      (w)    "Floating Rate Period" has the meaning specified in Section 4(a).

      (x) "Junior Stock" means the Common Stock and any other class or series of stock of the Corporation that ranks junior to Series B Preferred Stock either or both as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

      (y) "London Business Day" means (i) a day other than a Saturday or Sunday and (ii) a day on which dealings in U.S. dollars are transacted in the London interbank market.

      (z)    "Liquidating Preference" shall have the meaning set forth in
             Section 6(b).

      (aa) "MoneyLine Telerate Page" means the display on MoneyLine Telerate, Inc., or any successor service, on the page or pages specified in the Certificate of Designations or any replacement page or pages on that service.

      (bb) "New Common Equity Amount" means, at any date, the net proceeds (after underwriters' or placement agents' fees, commissions or discounts and other expenses relating to the issuances) received by the Corporation from new issuances of shares of Common Stock (whether in one or more public offerings registered under the Securities Act or private placements or other transactions exempt from registration under the Securities Act) during the period commencing on the 90th day prior to such date, and which are designated by the Board of Directors at or before the time of issuance as being available to pay dividends on the Series B Preferred Stock and other Parity Stock (including the Series A Preferred Stock).





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      (cc)   "Nonpayment Event" shall have the meaning set forth in Section
             8(b)(i).

      (dd) "Nonpayment Remedy" shall have the meaning set forth in Section 8(b)(iii).

      (ee) The term "outstanding," when used in respect of the Series B Preferred Stock shall mean all authorized, issued and outstanding shares of the Series B Preferred Stock, other than as provided in
             Section 7(e), and shall not include shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, pursuant to Section 2.

      (ff) "Parity Stock" means any other class or series of stock of the Corporation that ranks equally with the Series B Preferred Stock either or both as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation. Parity Stock includes the Series A Preferred Stock.

      (gg) "Parity Stock Dividend Payment Date" means a dividend payment date with respect to any Parity Stock having Dividend Payment Dates that are different from the Dividend Payment Dates pertaining to the Series B Preferred Stock but that falls within the related Dividend Period for the Series B Preferred Stock.

      (hh) "Preferred Stock" means any and all series of preferred stock, having a par value of $0.01 per share, of the Corporation, including the Series B Preferred Stock and the Series A Preferred Stock.

      (ii)   "Preferred Stock Director" shall have the meaning set forth in
             Section 8(b).

      (jj) "Quarter End" means the last day of each fiscal quarter of the Corporation (i.e., March 31, June 30, September 30 and December 31 of each calendar year).

      (kk) "Redemption Date" means the date fixed for the redemption of the Series B Preferred Stock and set forth in a notice of redemption delivered pursuant to Section 7(c).

      (ll) "Reference Dealer" shall have the meaning set forth in Section 3(b)(iv).

      (mm) "Representative Amount" means an amount that, in the Calculation Agent's judgment, is representative of a single transaction in the relevant market at the relevant time.

      (nn)   "Securities Act" means the Securities Act of 1933, as amended.

      (oo) "Series A Preferred Stock" means the 6.350% Non-Cumulative Preferred Stock, Series A, of the Corporation.





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      (pp)   "Tangible Equity Amount" means, as of any Quarter End, the
             Corporation's total stockholders' equity, as reflected on the Corporation's consolidated balance sheet as of such Quarter End, excluding (i) goodwill and (ii) other intangible assets.

      (qq) "Telerate Page 3750" means the display designated on page 3750 on MoneyLine Telerate Page (or such other page as may replace the 3750 page on the service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

      (rr) "Telerate Page 7051" means the display designated on page 7051 on MoneyLine Telerate Page (or such other page as may replace the 7051 page on the service or any successor service) for the purpose of displaying Treasury Constant Maturities as reported in H.15(519).

      (ss) "Treasury Debentures" shall have the meaning set forth in Section 3(b)(v).

      (tt) "Total Managed Assets" means, as of any Quarter End, the total balance sheet assets of the Corporation, plus securitized receivables.

      (uu) "Voting Preferred Stock" means any and all series of Preferred Stock that rank equally with Series B Preferred Stock either or both as to the payment of dividends and/or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation and upon which like voting rights have been conferred and are exercisable, and includes the Series A Preferred Stock.

      (vv) "U.S. GAAP" means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

      SECTION 4. DIVIDENDS.

      (a) RATE. (i) Holders of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, in its sole discretion, out of funds legally available for the payment of dividends under the Delaware General Corporation Law and subject to the restrictions set forth in Section 5, non-cumulative cash dividends at the annual rate of 5.189% applied to the liquidation preference amount of $100.00 per share of Series B Preferred Stock through and including September 15, 2010 (the "Fixed Rate Period"), and after September 15, 2010 (the "Floating Rate Period") at the Applicable Rate as determined from time to time in accordance with Section 4(c). Such dividends shall be payable quarterly in arrears, but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on March 15, June 15, September 15 and December 15 of each year (each, a "Dividend Payment Date"), commencing on September 15, 2005; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series B Preferred Stock on such Dividend Payment Date shall instead be payable on) the next succeeding Business Day with the same force and effect as if made on the original Dividend Payment Date, and no additional dividends shall accrue (if declared) or be on the amount so payable from such date to such next succeeding Business Day. Dividends on the Series B Preferred Stock shall not be cumulative.





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      (ii)   Dividends that are payable on the Series B Preferred Stock on any
Dividend Payment Date will be payable to holders of record of Series B Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 calendar days nor less than 10 calendar days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

      (iii) A dividend period (a "Dividend Period") is the period from and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the date of original issue of the Series B Preferred Stock, provided that, for any share of Series B Preferred Stock issued after such original issue date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose) to but excluding the next Dividend Payment Date (whether or not dividends have been paid on the prior Dividend Payment Date). Dividends payable on the Series B Preferred Stock for the Fixed Rate Period (defined above) shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and dividends payable on the Series B Preferred Stock for the Floating Rate Period (defined above) shall be computed by multiplying the Applicable Rate for the relevant Dividend Period by a fraction, the numerator of which will be the actual number of days in such Dividend Period (or a portion thereof) and the denominator of which will be 365, and multiplying the Applicable Rate obtained by the liquidation preference amount of $100 per share of Series B Preferred Stock. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

      (iv) Holders of Series B Preferred Stock shall not be entitled to receive any dividends not declared by the Board of Directors or a duly authorized committee of the Board of Directors, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared. If the Board of Directors, or a duly authorized committee of the Board of Directors, does not declare a dividend on the Series B Preferred Stock to be payable in respect of any Dividend Period (defined below) before the related Dividend Payment Date, such dividend will not accrue and the Corporation will have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series B Preferred Stock are declared for any future Dividend Period. Holders of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series B Preferred Stock as specified in this Section 4.

      (b) PRIORITY OF DIVIDENDS. So long as any shares of Series B Preferred Stock remain outstanding for any Dividend Period, unless the full dividends for the most recent Dividend Payment Date on all outstanding shares of Series B Preferred Stock and Parity Stock have been paid or declared and a sum sufficient for the payment thereof has been set aside for future payment:

             (i) no dividend shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than a dividend payable solely in Junior Stock); and





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             (ii)   no Common Stock or other Junior Stock shall be purchased,
      redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than (1) as a result of a reclassification of Junior Stock for or into other Junior Stock or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock; (2) repurchases in support of the Corporation's employee benefit and compensation programs; (3) repurchases pursuant to the Corporation's accelerated stock buyback program approved by the Board of Directors on July 19, 2005; and (4) through the use of the proceeds of a substantially contemporaneous sale of Junior Stock).

      When dividends are declared by the Board of Directors, or a duly authorized committee of the Board of Directors, in its sole discretion, and are not paid in full or duly provided for in full on any Dividend Payment Date (or the Parity Stock Dividend Payment Date, as the case may be) upon the Series B Preferred Stock and any shares of Parity Stock, all dividends declared on the Series B Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or the Parity Stock Dividend Payment Date, as the case may be) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series B Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or the Parity Stock Dividend Payment Date, as the case may be) bear to each other.

      (c) DETERMINATION OF THE APPLICABLE RATE. (i) For each Dividend Period beginning on and after September 15, 2010, the Calculation Agent shall calculate the Applicable Rate and the amount of dividends payable on each Dividend Payment Date. Promptly upon such determination, the Calculation Agent shall notify the Corporation of the Applicable Rate for such Dividend Period. The Applicable Rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series B Preferred Stock and the Corporation.

      (ii) The "Applicable Rate" for any Dividend Period will be 1.125% plus the highest of the Benchmark Rates for such Dividend Period. In the event that the Calculation Agent determines in good faith that for any reason:

                    (1) any one of the Benchmark Rates cannot be determined for any Dividend Period, the Applicable Rate for such Dividend Period shall be determined based on the higher of whichever two of such Benchmark Rates that can be so determined;

                    (2) only one of the Benchmark Rates can be determined for any Dividend Period, the Applicable Rate for such Dividend Period shall be determined based on whichever such Benchmark Rate that can be so determined; or

                    (3) none of the Benchmark Rates can be determined for any Dividend Period, the Applicable Rate for the preceding Dividend Period will be continued for such Dividend Period.

      (iii) The Benchmark Rates shall each be rounded to the nearest hundredth of a percent.





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      (iv)   The Applicable Rate with respect to each Dividend Period will be calculated as promptly as practicable by the Calculation Agent according to the appropriate method described in this Section 4(c).

      SECTION 5. MANDATORY SUSPENSION OF DIVIDENDS.

      (a) TESTS FOR SUSPENSION. (i) Notwithstanding Section 4, in addition to any applicable restrictions under the General Corporation Law of the State of Delaware, neither the Board of Directors nor any committee of the Board of Directors may declare dividends on the Series B Preferred Stock for payment on any Dividend Payment Date if: (1) the Tangible Equity Amount is less than 5.5% of Total Managed Assets for the most recently completed Quarter End; or (2) the Average Four Quarters Fixed Charge Ratio for the most recently completed Quarter End is less than 1.10.

      (ii) If the Corporation fails to satisfy either of the above tests, then neither the Board of Directors nor any committee of the Board of Directors may declare dividends on the Series B Preferred Stock for payment on the related Dividend Payment Date in an aggregate amount exceeding the New Common Equity Amount. This restriction will continue until the Corporation is able again to satisfy both tests with respect to a Dividend Payment Date.

      (b) DIVIDEND SUSPENSION NOTICE. By not later than the 15th day prior to each Dividend Payment Date for which dividends are being suspended by reason of the Corporation's failure to meet either of the two tests set forth in Section 5(a)(i) and the Corporation does not otherwise intend to declare or pay dividends out of any New Common Equity Amount, the Corporation shall give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock on the applicable Dividend Record Date at their respective last addresses appearing on the books of the Corporation; provided that, if the Series B Preferred Stock are held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. The Corporation shall also file a copy of such notice on a Current Report on Form 8-K with the Commission (or, if the Corporation is not then a reporting company under the Exchange Act, post a copy of such notice on the Corporation's web site). Such notice, in addition to stating that dividends will be suspended, shall set forth the fact that the Tangible Equity Amount is less than 5.5% of Total Managed Assets for the most recently completed Quarter End if dividends are suspended by reason of failing to satisfy the test set forth in Section 5(a)(i)(1), and the fact that the Average Four Quarters Fixed Charge Ratio is less than 1.10 if dividends are suspended by reason of failing to satisfy the test set forth in Section 5(a)(i)(2). However, the Corporation will not be required to give such notice if the amount of the dividends declared for such Dividend Payment Date does not exceed the New Common Equity Amount.

      (c) INTERPRETIVE PROVISIONS; QUALIFICATIONS, ETC. In order to give effect to the foregoing, the following provisions apply:

             (i)    Except as expressly provided in Section 5(c)(ii) or in
      Section 3, all financial terms used in this Section 5 that are not specifically defined, including financial terms used within the definitions of defined terms, shall be determined in accordance with U.S. GAAP, as applied and reflected on the financial statements of the Corporation





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      as of the relevant dates and for the relevant period, and, for so long as the Corporation is a reporting company under the Exchange Act, as filed by the Corporation with the Commission under the Exchange Act. If at any relevant time or for any relevant period, the Corporation is not a reporting company under the Exchange Act, then for all such relevant dates and periods, the Corporation shall prepare and post on its web site the financial statements that it would have been required to file with the Commission had it continued to be a reporting company under the Exchange Act, in each case on or before the dates that the Corporation would have been required to file such financial statements with the Commission under the Exchange Act had it continued to be an "accelerated filer" within the meaning of Rule 12b-2 under the Exchange Act.

             (ii) If because of a change in U.S. GAAP that results in a cumulative effect of a change in accounting principle or a restatement:

                    (1) Tangible Equity Amount is higher or lower than it would have been absent such change, then, for purposes of the calculations under Section 5(a)(i), commencing with the Quarter End for which such change in U.S. GAAP becomes effective, such Tangible Equity Amount will be calculated on a pro forma basis as if such change had not occurred; or

                    (2) Total Managed Assets is higher or lower than it would have been absent such change, then, for purposes of the calculations under Section 5(a)(i), commencing with the Quarter End for which such change in U.S. GAAP becomes effective, such Total Managed Assets will be calculated on a pro forma basis as if such change had not occurred; or

                    (3) the Average Four Quarters Fixed Charge Ratio as of a Quarter End is higher or lower than it would have been absent such change, then, for purposes of the calculations described under
             Section 5(a)(i), and for so long as such calculations are required to be performed, the Average Four Quarters Fixed Charge Ratio will be calculated on a pro forma basis as if such change had not occurred.

SECTION 6. LIQUIDATION RIGHTS.

      (a) VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series B Preferred Stock and any Parity Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation, if any, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other Junior Stock, a liquidating distribution in an amount equal to $100.00 per share, together with an amount equal to all dividends (if any) that have been declared but not paid prior to the date of payment of such distribution (but without any amount in respect of dividends that have not been declared prior to such payment date).





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      (b)    PARTIAL PAYMENT. If in any distribution described in Section 6(a)
above, the assets of the Corporation or proceeds thereof are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series B Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all such other Parity Stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series B Preferred Stock and the holders of all such other Parity Stock. In any such distribution, the "Liquidation Preference" of any holder of Series B Preferred Stock or any Parity Stock shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of Parity Stock on which dividends accrue on a cumulative basis, if any). Holders of the Series B Preferred Stock shall not be entitled to any other amounts from the Corporation after such holders have received their Liquidating Preference in full pursuant to this Section 6.

      (c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series B Preferred Stock and any Parity Stock, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

      (d) MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the merger or consolidation of the Corporation with or into any other corporation or other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

SECTION 7. REDEMPTION.

      (a) OPTIONAL REDEMPTION. The Series B Preferred Stock may not be redeemed by the Corporation prior to September 15, 2010. On or after September 15, 2010, the Corporation, at its option, may redeem, in whole at any time or in part from time to time, the shares of Series B Preferred Stock at the time outstanding, upon notice given as provided in Section 7(c) below, at a redemption price equal to $100.00 per Series B Preferred Stock, together (except as otherwise provided herein below) with an amount equal to any dividends that have been declared but not paid prior to the Redemption Date (but with no amount in respect of any dividends that have not been declared prior to such date). The redemption price for any shares of Series B Preferred Stock shall be payable on the Redemption Date to the holder of such shares of Series B Preferred Stock against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.

      (b) NO SINKING FUND. The Series B Preferred Stock shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar





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provisions. Holders of Series B Preferred Stock will have no right to require redemption, repurchase or retirement of any shares of Series B Preferred Stock.

      (c) NOTICE OF REDEMPTION. Notice of every redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such notice of redemption shall be delivered at least 30 calendar days and not more than 60 calendar days before the Redemption Date. Any notice delivered as provided in this Section 7(c) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Notwithstanding the foregoing, if the Series B Preferred Stock is issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the Redemption Date; (ii) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates evidencing such shares are to be surrendered for payment of the redemption price.

      (d) PARTIAL REDEMPTION. In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Corporation may determine to be fair and equitable. Subject to the provisions hereof, the Corporation shall have full power and authority to prescribe the terms and conditions upon which shares of Series B Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

      (e) EFFECTIVENESS OF REDEMPTION. If notice of redemption has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares of the Series B Preferred Stock called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate evidencing any share of Series B Preferred Stock so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, dividends shall cease to accrue on all shares of Series B Preferred Stock so called for redemption, and all shares of Series B Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of three years from the Redemption Date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares of Series B Preferred Stock so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.





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SECTION 8. VOTING RIGHTS.

      (a) GENERAL. The holders of Series B Preferred Stock shall not have any voting rights except as set forth in this Section 8 or as otherwise from time to time required by law.

      (b) RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. (i) If and whenever dividends on any shares of Series B Preferred Stock shall not have been declared and paid for at least six Dividend Periods, whether or not consecutive (a "Nonpayment Event"), the number of directors then constituting the Board of Directors shall automatically be increased by two and the holders of Series B Preferred Stock, together with the holders of any outstanding shares of Voting Preferred Stock, voting together as a single class, shall be entitled to vote for the election of the two additional directors (the "Preferred Stock Directors"), provided that it shall be a qualification for election for any such Preferred Stock Director that the election of such director shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which the Corporation's securities may then be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that the Corporation's Board of Directors shall, at no time, include more than two Preferred Stock Directors.

             (ii) In the event that the holders of the Series B Preferred Stock, and such other holders of Voting Preferred Stock, shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other such series of Voting Preferred Stock then outstanding (provided that such request is received at least 90 calendar days before the date fixed for the next annual or special meeting of the stockholders, failing which election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders of the Corporation. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series B Preferred Stock or Voting Preferred Stock then outstanding, and delivered to the Secretary of the Corporation in such manner as provided for in
      Section 10 below, or as may otherwise be required by law.

             (iii) When dividends have been paid in full, or declared and a sum sufficient for such payment shall have been set aside, on the Series B Preferred Stock for at least four Dividend Periods (whether or not consecutive) after a Nonpayment Event (a "Nonpayment Remedy"), the holders of the Series B Preferred Shares shall immediately and, without any further action by the Corporation, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent Nonpayment Event (and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero). If such voting rights for the Series B Preferred Shares and all other holders of Voting Preferred Stock shall have terminated, the term of office of each Preferred Stock Director so elected shall forthwith terminate and the number of directors on the Board of Directors shall automatically be reduced accordingly. In determining whether dividends have been paid for four Dividend Periods following a





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      Nonpayment Event, the Corporation may take account of any dividend that it elects to pay for such a Dividend Period after the regular Dividend
      Payment Date for that Dividend Period has passed.

             (iv) Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). So long as a Nonpayment Event shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock (voting together as a single class), when they have the voting rights described above; provided that the filling of each vacancy will not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange or automated quotation system on which the Corporation's securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Director after a Nonpayment Event (provided that such request is received at least 90 calendar days before the date fixed for the next annual or special meeting of the stockholders, failing which election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by written consent of the other Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.

      (c) OTHER VOTING RIGHTS. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock and any Voting Preferred Stock then outstanding (subject to the last paragraph of this Section 8(c)) at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

             (i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation or the Certificate of Designations to authorize or create, or increase the authorized amount of, any shares of any specific class or series of capital stock of the Corporation ranking senior to the Series B Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

             (ii) Amendment of Series B Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or the Certificate of





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      Designations so as to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole; or

             (iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Series B Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 8(c), (1) any increase in the amount of the Corporation's authorized but unissued shares of preferred stock, (2) any increase in the amount of the Corporation's authorized or issued Series B Preferred Stock, (3) the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock of the Corporation ranking equally with or junior to the Series B Preferred Stock either or both with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, will not be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series B Preferred Shares.

      The Series B Preferred Stock shall rank at least equally with the Series A Preferred Stock and any other series of preferred stock of the Corporation that may be issued (except for any senior series that may be issued with the requisite consent of the holders of the Series B Preferred Stock), and will rank senior to the shares of Common Stock and any other stock that ranks junior to the Series B Preferred Stock either or both with respect to the payment of dividends and/or the distributions of assets upon liquidation, dissolution or winding up of the Corporation. Any preferred stock that the Corporation may choose to issue in the future that does not include the restrictions on dividends described in Section 5 above, but that otherwise ranks pari passu with the Series B Preferred Stock, will not be treated as ranking senior to the Series B Preferred Stock.

      If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation specified in this Section 8(c) would materially and adversely affect one or more but not all series of Voting Preferred Stock (including the Series B Preferred Stock for the purpose of this paragraph), then only the series of Voting Preferred Stock materially and adversely affected and entitled to vote shall vote as a class in lieu of all other series of Voting Preferred Stock.

      (d) CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the special rights,





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preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, of the Series B Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series B Preferred Stock:

             (i) to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations that may be defective or inconsistent; or

             (ii) to make any provision with respect to matters or questions arising with respect to the Series B Preferred Stock that is not inconsistent with the provisions of the Certificate of Designations.

      (e) CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series B Preferred Stock shall be required pursuant to Section 8(b),
(c) or (d) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series B Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 7 above.

      (f) PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series B Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the By-Laws, applicable law and any national securities exchange or other trading facility on which the Series B Preferred Stock is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of Series B Preferred Stock and any Voting Preferred Stock has been cast or given on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation preference amounts of the Series B Preferred Stock and such other Voting Preferred Stock voted or covered by the consent.

      SECTION 9. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

      SECTION 10. NOTICES. All notices or communications in respect of Series B Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the Certificate of Designations, in the Certificate of Incorporation or By-Laws or by applicable law.

      SECTION 11. NO PREEMPTIVE RIGHTS. No share of Series B Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any





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warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

      SECTION 12. OTHER RIGHTS. The shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in herein or in the Certificate of Incorporation or as provided by applicable law."





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      IN WITNESS WHEREOF, CIT GROUP INC. has caused this certificate to be signed by Eric S. Mandelbaum, Senior Vice President and Assistant Secretary, this 28th day of July, 2005.

                    CIT GROUP INC.

                    By:           /s/Eric S. Mandelbaum
                          ------------------------------------------------------
                          Name:  Eric S. Mandelbaum
                          Title: Senior Vice President and Assistant Secretary